
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3233

May 24, 2018

<u>Via E-Mail</u>
Carl Wu
Chief Executive Officer
New Frontier Corporation
23rd Floor, 299 QRC
287-299 Queen's Road Central
Hong Kong

> **Re: New Frontier Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted April 27, 2018**
> **CIK No. 0001737422**

Dear Mr. Wu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2.   You state that in connection with the forward purchase agreements, your sponsor transferred Class B shares to the anchor investors. Please clarify if the anchor investors paid anything in consideration for such shares or whether the shares were transferred for no value, as an inducement to enter into the forward purchase agreements or otherwise.

Summary

3.   The defined term "New Frontier" may be confusing since it does not refer to the issuer, New Frontier Corporation, but rather an affiliate of your sponsor, New Frontier Group Ltd. Please consider an alternative defined term that does not mirror the name of the issuer in this offering.

4.   Please revise the summary to provide a brief overview of the key aspects of the offering. See Instruction to Item 503(a). In this regard, please move detailed information regarding New Frontier Group Ltd. to your business section or another appropriate section of your filing. Please also eliminate disclosure concerning returns provided by New Frontier Ltd.'s investments or explain how such disclosure is relevant in connection with this offering and tell us whether the disclosure is balanced as to New Frontier Ltd.'s investments. Last, clarify how you will benefit from New Frontier Ltd.'s professional network, relationships, and reputation. In this regard, please clarify the nature of any relationship or transaction you have entered into with New Frontier Ltd.

The Offering, page 6

5.   Refer to the discussion on page 11, describing permitted purchases of public shares and public warrants by your affiliates. Please disclose, if true, that there is no limit on the number of public shares and public warrants that your initial stockholders, officers, directors, advisors, sponsor, or their affiliates may purchase.

Our Management Team, page 51

6.   You currently provide biographical information regarding Raymond Tam, Meng Gao, Alison Chan, and Harry Chang, who all appear to be employed by an affiliate and not the issuer. Since it appears these individuals are not employed by the issuer, the relevance of this biographical information is unclear. Please remove or revise to clarify how this information is material to investors in this offering.

<u>Redemption of Public Shares and Liquidation If No Initial Business Combination, page 59</u>

7.   You state that you may not redeem your public shares in an amount that would cause the company to be subject to the SEC's penny stock rules. If the optional redemption right is exercised with respect to an excessive number of public shares, you would not proceed with the amendment or the related redemption at that time. Please clarify if the company would liquidate and dissolve in this situation. If not, and this provision would have the effect of extending the time in which you may complete an initial business combination and redeem the shares, please revise throughout to clarify.

<u>Principal Shareholders, page 71</u>

8.   Please identify the natural person or persons with voting and dispositive power over the shares held by New Frontier Public Holding Ltd.

<u>Ordinary Shares, page 74</u>

9.   Your statement that holders of Class A ordinary shares and Class B ordinary shares "are entitled to one vote for each share held on all matters to be voted on by shareholders and will vote together as a single class on all matters submitted to a vote of [y]our shareholders except as required by law" is inconsistent with other disclosure indicating that only holders of Class B ordinary shares will have the right to elect directors in any election held prior to, or in connection with, the completion of your initial business combination. Please revise to ensure your disclosure is consistent.

<u>Part II – Information Not Required In Prospectus</u>

<u>Item 15. Recent Sales of Unregistered Securities, page 97</u>

10.   Please revise to identify the anchor investors that entered into the forward purchase agreements. See Item 701(b) of Regulation S-K.

<u>Item 15. Recent Sales of Unregistered Securities, page 97</u>

11.   We note per your audited balance sheet that 10.75 million shares of Class B common stock were issued and outstanding as of April 19, 2018. Please revise your disclosure herein and elsewhere throughout your prospectus to provide the date of the issuance of such shares to your sponsor, as well as those shares to be transferred to anchor investors when completed.

<u>Exhibit Index, page 100</u>

12.   Please file all required exhibits as promptly as possible. Please also file executed exhibits, rather than "form of" agreements to the extent the exhibits are executed. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Joel Rubinstein, Esq.
       Winston & Strawn LLP